Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

INSIDE INFORMATION

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2025

This announcement is issued pursuant to Rule 13.09 of the Hong Kong Listing Rules and the Inside Information Provision under Part XIVA of the SFO.

The Board is pleased to announce the unaudited consolidated interim results of the Company for the six months ended June 30, 2025, together with the comparative figures for the corresponding period in 2024. These interim results have been prepared under the U.S. GAAP, which are different from the IFRS, and reviewed by the Audit Committee.

In this announcement, “Noah,” “we,” “us” and “our” refer to the Company and where the context otherwise requires, the Group. Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

BUSINESS HIGHLIGHTS

The global macroeconomic environment in the first half of 2025 was volatile, marked by trade fragmentation and diverging monetary policies that added to existing growth constraints. Against this backdrop, liquidity conditions remained relatively tight as global central banks maintained policy rates at multi-year highs to rein in inflation. Geopolitical headwinds – ranging from renewed trade tensions to technology-export controls – sustained bouts of market volatility and reinforced investors’ preference for safe-haven assets. China’s economy remained under pressure, with subdued consumer demand and ongoing weakness in the real estate sector weighing on overall growth. Within China’s wealth management industry, HNW individuals continued to prioritize wealth preservation and liquidity. As a result, demand is gradually shifting toward providers of high-quality global strategies where transparency, diversification and downside protection are more readily obtained.

Our firm’s disciplined, forward-looking strategy continues to provide us with flexibility to navigate this challenging environment and ensure the resilience of our business. As highlighted in our semi-annual CIO1 report for the second half of 2025, we are also witnessing a major paradigm shift occurring. If the past two decades were defined by strategies to hedge against inflation and allocate into inflation-protected assets, the next twenty years will pivot to a new imperative: understanding, embracing, and profiting from technology-driven deflation. We are guiding clients to embrace this evolving landscape where growth is no longer fueled by debt-driven asset bubbles but by deflationary forces and efficiency dividends enabled by technological innovation. In response, our adaptive allocation framework is designed to balance current defensive positioning with future-facing offensive opportunities through three strategic pillars: inflation-hedged anchors, deflation-hedged assets, and flexible bridge holdings.

Our commitment to overseas expansion continues delivering promising results. By combining our personalized service model with an expanding portfolio of global products, we have established a significant competitive advantage. In the first half of 2025, we made notable progress: we established our ARK global headquarters in Singapore, entered into a strategic partnership with Tokyo Star Bank in Japan through our ARK Japan subsidiary, and officially joined the Family Office Association of Hong Kong. These developments position us at the crossroads of Asia’s evolving capital flows, enabling us to turn regional headwinds into long-term strategic advantages. As ever, we continue seeing tremendous growth potential in serving global Chinese HNW investors overseas who share our cultural values and place their trust in our long-standing track record. As a key booking center, Singapore has demonstrated robust momentum, with deposit volumes rising steadily and transaction value through Singapore-based channels increasing substantially, signaling clear potential for further expansion among local clients.

By consistently focusing on client and employee education, we believe we are strongly positioned to guide stakeholders through the coming market shifts. Our global growth journey has only just begun, and we remain confident in our ability to navigate challenges and capitalize on the opportunities that lie ahead.

FINANCIAL HIGHLIGHTS

During the Reporting Period, we successfully navigated through a complex macroeconomic environment both domestically and internationally, while simultaneously advancing our internal structure transformation. As a result of these efforts and strategic focus, our net revenue for the six months ended June 30, 2025 was RMB1,244.1 million, representing a slight decrease of 1.7% as compared to the corresponding period in 2024, mainly due to a decline in distribution of insurance products. Our net income attributable to the Shareholders increased by 41.6% from RMB231.3 million for the six months ended June 30, 2024 to RMB327.5 million for the six months ended June 30, 2025. Similarly, our Non-GAAP net income attributable to the Shareholders increased by 33.9% from RMB267.2 million during the same period last year to RMB357.8 million for the Reporting Period, mainly due to an increase in the fair value of the funds managed by Gopher and a decrease in one-off expenses Gopher paid to one of its funds as general partner.

1.	“CIO” refers to the chief investment officer of the Company.

Despite the challenges, we remain committed to investing in the overseas market by expanding our international relationship managers team and actively increasing our influence and wallet share among our Chinese clients globally. The transaction value of overseas products we distributed increased by 0.6% from RMB16.3 billion for the six months ended June 30, 2024 to RMB16.4 billion for the Reporting Period. Notably, we raised US$420 million for overseas hedge funds and structured products, marking a significant 282.0% year-over-year increase. Additionally, our AUM for overseas products grew by 5.9% from RMB39.1 billion as of June 30, 2024 to RMB41.4 billion as of June 30, 2025, and our overseas AUA grew by 6.6% from RMB8.5 billion as of June 30, 2024 to RMB9.1 billion as of June 30, 2025.

Non-GAAP Financial Measures

	For the Six Months Ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	Change (%)
	(RMB in thousands, except percentages)
Total revenues	1,274,843	1,254,722	(1.6)%
Net revenues	1,265,389	1,244,095	(1.7)%
Income from operations	255,501	347,034	35.8%
Income before taxes and income from
equity in affiliates	372,441	416,982	12.0%
Net income	235,556	328,356	39.4%
Net income attributable to the shareholders of the Company	231,278	327,540	41.6%

Non-GAAP Financial Measures:
Net income attributable to the shareholders of the Company	231,278	327,540	41.6%
Add: share-based compensation expense	58,479	37,788	(35.4)%
Add: settlement expense (reversal)	(11,476)	–	N.A
Less: tax effect of adjustments	11,061	7,558	(31.7)%
Adjusted net income attributable to the shareholders of the Company (non-GAAP)	267,220	357,770	33.9%

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of all forms of share-based compensation expenses, non-cash settlement expenses (reversal) and net of relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by subtracting expenses for share-based compensations and non-cash settlement. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation, non-cash settlement expenses (reversal) and net of relevant tax impact. As such, the Company’s management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for all forms of share-based compensation and non-cash settlement expenses (reversal) (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

While the first half of 2025 continued to bring challenges, it presented an opportunity for our Company to demonstrate our resilience through cost management and acceleration in our global expansion.

Wealth Management Business

During the Reporting Period, we generated total revenue of RMB862.7 million from our wealth management business, representing a 2.2% decrease from RMB881.8 million in the first half of 2024, mainly due to (i) a 3.5% decrease in total revenue generated from one-time commissions from RMB324.1 million for the six months ended June 30, 2024 to RMB312.8 million for the six months ended June 30, 2025, primarily due to reduced distribution of insurance products; (ii) a 3.3% decrease in total revenue generated from recurring service fees from RMB481.5 million for the six months ended June 30, 2024 to RMB465.7 million for the six months ended June 30, 2025, primarily due to a decrease in AUM associated with a decrease in existing private equity products in mainland China; and (iii) a 13.4% decrease in total revenue generated from other service fees from RMB65.1 million for the six months ended June 30, 2024 to RMB56.4 million for the six months ended June 30, 2025, primarily due to a reduction in value-added services provided to our clients. In the first half of 2025, we achieved an aggregate transaction value of RMB33.1 billion for the different types of investment products that we distributed, remaining stable compared to the six months ended June 30, 2024.

Asset Management Business

During the Reporting Period, we generated total revenue of RMB362.8 million from our asset management business, representing a 2.8% decrease compared to the six months ended June 30, 2024, mainly due to (i) a 1.4% decrease in recurring service fees in the six months ended June 30, 2025 which was effectively flat; and (ii) a 23.7% decrease in performance-based income in the six months ended June 30, 2025 compared to the same period in 2024, resulting from a decrease in income generated from domestic private equity products. Despite these challenges, through Gopher Asset Management, one of our Consolidated Affiliated Entities, and Olive Asset Management, a wholly-owned subsidiary of the Company, our AUM slightly decreased by 5.8% from RMB154.0 billion as of June 30, 2024 to RMB145.1 billion as of June 30, 2025, among which our overseas AUM reached RMB41.4 billion, representing an increase of 5.9% compared to RMB39.1 billion as of June 30, 2024, primarily driven by new fundraising of our actively managed USD products.

As of June 30, 2025, we maintained a sound capital structure with total assets of RMB11.7 billion and no interest-bearing liabilities. Throughout the Reporting Period, we remained committed to full compliance with all relevant laws and regulations that had a material impact on our business, such as the SFO, the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong), and the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong), among others.

Domestic Business Performance and Strategy

Domestically, our business continued to be impacted by a complex macroeconomic environment in China, with varied sectoral performance and continued structural adjustments. Our revenue contracted modestly during the Reporting Period as compared to the same period in 2024, despite a significant decrease from distribution of insurance products due to intensified market competition we faced as we continue to invest in building our commission-only broker team; the impact was partially offset by an increase of 9.6% in contribution from public securities products. While contributions from private equity products declined by 12.7%, they performed better than expected, supported by the fact that some of the funds gradually extended their terms.

Operating within China’s evolving economic landscape, we maintained disciplined execution of our domestic strategy despite persistent headwinds. Ongoing challenges in the property sector and cautious consumer sentiment created a complex environment for wealth management services. However, we view this period of consolidation as an opportunity to consolidate and reinforce our operational foundation for future growth. Our domestic operations benefited from the cost optimization initiatives implemented in late 2024, resulting in an 11.2% year-over-year reduction in operating expenses. Going forward, we remain focused on cost control, innovative client acquisition strategies, and operational restructuring to improve efficiency.

Looking ahead, we believe the growing sophistication of global Chinese investors and their increasing demand for diversified investment solutions align well with our evolving product suite. We continue to invest in talent development and technology infrastructure to ensure readiness to capture emerging opportunities. As domestic capital market conditions continue improving, we expect our strong brand recognition and operational discipline to position us for sustainable growth over the long term.

Details of the development of our domestic business structured around three core segments during the Reporting Period are as follows:

Domestic public securities

Domestic public securities, operating under the Noah Upright brand, is the business that distributes mutual funds and private secondary products. During the Reporting Period, this segment concentrated on developing an “online-first, offline-supported” business model, with the goal of facilitating global asset allocation through RMB-denominated products. Following policy incentives introduced in September 2024, the A-share and Hong Kong markets continued showing strong performance, driving a year-over-year increase of over 75% in transaction value contributed by the segment, primarily driven by a more than 180% increase in fundraising for our RMB-denominated private secondary products during the first half of 2025. Looking ahead, we believe sustained capital market activity and continued policy support will create new opportunities for client acquisition, enabling us to further expand our market share.

Domestic asset management

Domestic asset management, operating under the Gopher Asset Management brand, is the business that manages RMB-denominated private equity funds and private secondary products. The focus remains on managing primary market exits and cross-border ETF products in the secondary market. Due to the absence of new fundraising for RMB-denominated private equity funds in the first half of 2025, the gradual expiration of legacy products is expected to reduce the management fee base. In response, we are accelerating the expansion of our overseas investment product offerings and growing our secondary market. These efforts aim to offset – and ultimately exceed – the impact of the declining management fee base from maturing onshore products.

Domestic insurance

Domestic insurance, operating under the Glory brand, is the business that distributes insurance products, consisting mainly of life and health insurance products. In the first half of 2025, revenue from this segment was impacted by adjustments to our sales team structure and a strategic shift in product focus. While the transition to a new model will require time to be reflected in our financial results, we believe this restructuring positions the business for long-term, stable growth. Looking ahead, we will prioritize the recruitment of commission-only brokers to drive the delivery of comprehensive family succession planning services, further strengthening this segment’s future potential.

Overseas Business Expansion and Vision

At the end of 2024, we executed a clear strategic vision to expand our global presence, and in the first half of 2025, we achieved considerable progress. Overseas revenue accounted for 48% of total net revenue in the first half of 2025, representing a year-over-year increase. This was primarily driven by contributions from our exclusive alternative investment products, which rose 18.9% compared to the same period last year.

To meet the evolving needs of a growing global client base, we continue to offer a comprehensive suite of products denominated in both RMB and USD. Our competitive edge is anchored in an extensive network of esteemed product and investment partners worldwide, enabling us to continuously enhance our portfolio of high-quality, exclusive alternative investment solutions. Building on this strong foundation, the Group will strategically venture into frontier non-traditional asset ecosystems to capture new growth opportunities and further diversify our value proposition.

Through strategic expansion in key markets such as Singapore, Japan, and Hong Kong, we have transformed ARK into a truly global wealth management platform. We intend to ride on this momentum by pursuing quality opportunities in new markets, including the U.S. and Canada, while continuing to develop more innovative products in both RMB and USD, and deepening local expertise in the jurisdictions we operate.

Our overseas operations are structured into three core segments:

Overseas wealth management

Overseas wealth management, operating under the ARK Wealth Management brand, is the business that provides offline and online wealth management services.

As of June 30, 2025, our overseas registered clients exceeded 18,800, representing a 13.0% year-over-year increase. The number of active clients surpassed 3,600, representing a 12.5% year-over-year increase. Our overseas AUA, including distributed products, reached US$9.1 billion, reflecting a 6.6% increase compared to the same period last year. Looking ahead, we will continue to deepen our coverage in these key markets while expanding our client base through both existing relationships and new client acquisition. To cater to the diverse needs and preferences of our clientele, we will design and introduce tailored suites of investment products aligned with a range of thematic strategies.

Overseas asset management

Overseas asset management, operating under the Olive Asset Management brand, is the business that manages USD-denominated private equity funds and private secondary products. Over the past two and a half years, we have significantly enhanced the competitiveness of our overseas primary market product shelf through the establishment of a dedicated U.S. product center. This allows us to offer private equity products that are on par with those provided by leading global private banks. On the secondary market side, we have expanded partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds.

In the first half of 2025, fundraising for hedge funds and structured products reached US$420 million, representing a 282.0% year-over-year increase. We raised US$340 million in USD-denominated private equity and private credit funds, representing a 0.8% year-over-year increase. As of June 30, 2025, our actively managed overseas AUM reached US$41.4 billion, representing an increase of 5.9% compared to the same period last year. Moving forward, we will continue to strengthen our global alternative investment capabilities to meet the evolving needs of our clients.

Overseas insurance and comprehensive services

Overseas insurance and comprehensive services, operating under the Glory Family Heritage brand, is the business that provides comprehensive overseas services such as insurance, trust services and other services.

In recent years, competition in the overseas insurance market – particularly in Hong Kong – has intensified, resulting in a decline in revenue from this segment in the first half of 2025. In response, we are actively exploring new business models and expanding our insurance offerings beyond Hong Kong to other international markets. We are also investing in the recruitment of licensed, commission-only brokers to enhance our client acquisition efforts. By the end of 2025, Glory Family Heritage aims to establish a team of 150 self-employed, commission-based brokers to catalyze the next phase of client growth for this segment.

Business Outlook

We believe the operational adjustments implemented throughout 2024 and early 2025 are beginning to yield meaningful results. The successful establishment of our global headquarters in Singapore and the rapid growth of our overseas business validate our strategic direction and position us well for the future. Looking ahead, we remain firmly focused on three key areas:

First, we will continue expanding our client base. Domestically, improving market conditions and industry consolidation create opportunities to serve clients seeking established, trusted wealth management partners. Overseas, we continue to see considerable untapped potential, particularly in jurisdictions with large populations of global Chinese HNW investors who remain underserved by local institutions where they live. We are actively exploring opportunities in new markets, including the U.S. and Canada. At the same time, we continue to invest in building a team of commission-only brokers to drive the turnaround of our insurance businesses.

Second, we will enhance our product offerings and investment capabilities to better serve our increasingly diverse client base. The road to achieving this is multifaceted, but is ultimately rooted in our “Global Network, Local Depth” approach – leveraging our presence across multiple jurisdictions to source best-in-class investment opportunities globally, while maintaining deep local market expertise. As our client base continues to expand, we will diversify our suite of offerings and enhance our global investment and asset-allocation frameworks to offer more competitive portfolios and strategic allocations. In the primary market, we will reinforce our distinctive ecosystem of product and investment partners – broadening our catalog, crafting bespoke investment approaches and securing exclusive opportunities. In the secondary market, we will leverage our global research and investment expertise to identify leading strategies from top-tier fund managers, strengthening our capacity to deliver robust, resilient asset-allocation solutions.

Third, we remain committed to maintaining operational excellence while pursuing growth remains paramount. Our cost reduction measures have played an instrumental role in navigating the current economic landscape, and we believe they provide a solid foundation for margin expansion as revenue rebounds.

Looking ahead, with our strengthened operational foundation, clear strategic focus, robust balance sheet, and healthy cash reserves, we remain confident in our ability to deliver sustainable growth and create lasting value for our clients and shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

Historically, our revenues were derived from three business segments: wealth management, asset management and other services. Following a comprehensive evaluation of the nature of the Company’s evolving business operations and recent organizational adjustments, management has determined that a new segmentation approach adopted since the fourth quarter of 2024 has also been utilized to present management’s understanding of the financial performance and strategic progress of each business segment. As a result, besides representing our revenue under the traditional three business segments, the Company also discloses the Company’s revenues and operational costs and expenses for each of its six domestic and overseas business segments as well as headquarters in this analysis. This refined segmentation approach is designed to enhance resource allocation, provide investors with insights into the Company’s financial performance across its diverse business segments, and ensure alignment with the Company’s long-term strategic objectives. For the Reporting Period, the same disclosure approach will be implemented.

	For the Six Months Ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	Change (%)

	(RMB in thousands)
Revenues:
Wealth management business:
One-time commissions	324,061	312,759	(3.5)%
Recurring service fees	481,518	465,676	(3.3)%
Performance-based income	11,082	27,878	151.6%
Other service fees	65,093	56,368	(13.4)%
Total revenue for wealth management business	881,754	862,681	(2.2)%

Asset management business:
One-time commissions	44	1,880	4172.7%
Recurring service fees	342,010	337,100	(1.4)%
Performance-based income	31,218	23,830	(23.7)%
Total revenue for asset management business	373,272	362,810	(2.8)%

Other businesses:
Other service fees	19,817	29,231	47.5%
Total revenue for other business	19,817	29,231	47.5%

Total revenues	1,274,843	1,254,722	(1.6)%

Our total revenue decreased by 1.6% from RMB1,274.8 million for the six months ended June 30, 2024 to RMB1,254.7 million for the six months ended June 30, 2025. The decrease in total revenues was primarily due to a decrease in recurring service fees from private equity products in mainland China.

Wealth Management Business

For the wealth management business, our total revenue decreased by 2.2% from RMB881.8 million for the six months ended June 30, 2024 to RMB862.7 million for the six months ended June 30, 2025. Our transaction value remained stable at RMB33.1 billion for the six months ended June 30, 2025 as compared to RMB33.3 billion for the six months ended June 30, 2024.

•	Total revenue from one-time commissions decreased by 3.5% from RMB324.1 million for the six months ended June 30, 2024 to RMB312.8 million for the six months ended June 30, 2025, primarily due to a decrease in distribution of insurance products.

•	Total revenue from recurring service fees decreased by 3.3% from RMB481.5 million for the six months ended June 30, 2024 to RMB465.7 million for the six months ended June 30, 2025, primarily due to a decrease in recurring service fees generated from domestic private equity products.

•	Total revenue from performance-based income increased by 151.6% from RMB11.1 million for the six months ended June 30, 2024 to RMB27.9 million for the six months ended June 30, 2025, primarily due to an increase in performance-based income from private secondary products.

•	Total revenue from other service fees decreased by 13.4% from RMB65.1 million for the six months ended June 30, 2024 to RMB56.4 million for the six months ended June 30, 2025, primarily due to a reduction in value-added services that we offered to our HNW clients.

Asset Management Business

For the asset management business, our total revenue decreased by 2.8% from RMB373.3 million for the six months ended June 30, 2024 to RMB362.8 million for the six months ended June 30, 2025. Our AUM slightly decreased by 5.8%, from RMB154.0 billion as of June 30, 2024 to RMB145.1 billion as of June 30, 2025.

•	Total revenue from one-time commissions increased significantly from RMB44,000 for the six months ended June 30, 2024 to RMB1.9 million for the six months ended June 30, 2025, mainly due to an increase in distribution of private secondary products domestically.

•	Total revenue from recurring service fees slightly decreased by 1.4% from RMB342.0 million for the six months ended June 30, 2024 to RMB337.1 million for the six months ended June 30, 2025, mainly due to a decrease in recurring service fees generated from domestic private equity products.

•	Total revenue from performance-based income decreased by 23.7% from RMB31.2 million for the six months ended June 30, 2024 to RMB23.8 million for the six months ended June 30, 2025, primarily due to a decrease in performance-based income from private equity products domestically.

Other Businesses

For other businesses, our total revenue was RMB29.2 million for the six months ended June 30, 2025, representing a 47.5% increase from RMB19.8 million for the six months ended June 30, 2024, primarily due to an increase in other revenues relating to our suspended lending business.

The details in relation to our revenues generated under the refined segmentation approach are set forth as follows.

	For the Six Months Ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	Change (%)

	(RMB in thousands)
Revenues:
Domestic public securities(1)
One-time commissions	13,173	35,497	169.5%
Recurring service fees	218,171	195,801	(10.3)%
Performance-based income	6,547	29,487	350.4%
Total revenue for domestic public securities	237,891	260,785	9.6%

Domestic asset management(2)
One-time commissions	1,220	381	(68.8)%
Recurring service fees	378,554	342,631	(9.5)%
Performance-based income	13,822	1,353	(90.2)%
Total revenue for domestic asset management	393,596	344,365	(12.5)%

Domestic insurance(3)
One-time commissions	30,616	13,673	(55.3)%
Total revenue for domestic insurance	30,616	13,673	(55.3)%

Overseas wealth management(4)
One-time commissions	220,448	176,694	(19.8)%
Recurring service fees	67,813	79,303	16.9%
Other service fees	40,806	35,403	(13.2)%
Total revenue for overseas wealth management	329,067	291,400	(11.4)%

Overseas asset management(5)
One-time commissions	8,489	14,318	68.7%
Recurring service fees	158,253	185,041	16.9%
Performance-based income	21,931	20,868	(4.8)%
Total revenue for Overseas asset management	188,673	220,227	16.7%

Overseas insurance and comprehensive services(6)
One-time commissions	50,159	74,076	47.7%
Other service fees	17,490	15,172	(13.3)%
Total revenue for overseas insurance and comprehensive	67,649	89,248	31.9%

	For the Six Months Ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	Change (%)

	(RMB in thousands)
Headquarters(7)
Recurring service fees	737	–	N.A.
Other service fees	26,614	35,024	31.6%
Total revenue for headquarters	27,351	35,024	28.1%

Total revenues	1,274,843	1,254,722	(1.6)%

Notes:

(1)	Operates under the Noah Upright brand.

(2)	Operates under the Gopher Asset Management brand.

(3)	Operates under the Glory brand.

(4)	Operates under the ARK Wealth Management brand.

(5)	Operates under the Olive Asset Management brand.

(6)	Operates under the Glory Family Heritage brand.

(7)	Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments.

Domestic public securities

Domestic public securities is the business that distributes mutual funds and private secondary products. Our total revenue increased by 9.6% from RMB237.9 million for the six months ended June 30, 2024 to RMB260.8 million for the six months ended June 30, 2025. The change was primarily due to an increase in one-time commissions generated from distribution of private secondary products and an increase in performance-based income from private secondary products.

Domestic asset management

Domestic asset management is the business that manages RMB-denominated private equity funds and private secondary products. Our total revenue decreased by 12.5% from RMB393.6 million for the six months ended June 30, 2024 to RMB344.4 million for the six months ended June 30, 2025. The change was primarily due to a decrease in private equity products AUM in mainland China.

Domestic insurance

Domestic insurance is the business that distributes insurance products, consisting mainly of life and health insurance products. Our total revenue decreased by 55.3% from RMB30.6 million for the six months ended June 30, 2024 to RMB13.7 million for the six months ended June 30, 2025. The change was primarily due to a decrease in distribution of domestic insurance products.

Overseas wealth management

Overseas wealth management is the business that provides offline and online wealth management services. Our total revenue decreased by 11.4% from RMB329.1 million for the six months ended June 30, 2024 to RMB291.4 million for the six months ended June 30, 2025. The change was primarily due to a decrease in allocated commission gained from distribution of overseas insurance products.

Overseas asset management

Overseas asset management is the business that manages USD-denominated private equity funds and private secondary products. Our total revenue increased by 16.7% from RMB188.7 million for the six months ended June 30, 2024 to RMB220.2 million for the six months ended June 30, 2025. The change was primarily due to an increase in one-time commissions and recurring service fees generated from distribution of overseas investment products managed by Olive Asset Management.

Overseas insurance and comprehensive services

Overseas insurance and comprehensive services is the business that provides comprehensive overseas services such as insurance, trust services and other services. Our total revenue increased by 31.9% from RMB67.6 million for the six months ended June 30, 2024 to RMB89.2 million for the six months ended June 30, 2025. The change was primarily due to an increase in allocated commission gained from distribution of overseas insurance products by commission-only brokers.

Headquarters

Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Shanghai as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments. Our total revenue increased by 28.1% from RMB27.4 million for the six months ended June 30, 2024 to RMB35.0 million for the six months ended June 30, 2025. The change was primarily due to more value-added services that we offered to our HNW clients.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating cost and expenses, primarily consisting of (i) compensation and benefits, including salaries and commissions for our relationship managers, share-based compensation expenses, performance-based bonuses, and other employee salaries and bonuses, (ii) selling expenses, (iii) general and administrative expenses, (iv) provision for credit losses, and (v) other operating expenses, which are partially offset by the receipt of government subsidies. Our operating costs and expenses are primarily affected by several factors, including the number of our employees, rental expenses and certain non-cash charges.

Our operating costs and expenses decreased by 11.2% from RMB1,009.9 million for the six months ended June 30, 2024 to RMB897.1 million for the six months ended June 30, 2025, which was primarily due to our cost control strategy on employee compensation and a decrease in one-off expense Gopher paid to one of its funds as general partner.

The details in relation to the operating costs and expenses under the traditional segmentation approach for the six months ended June 30, 2024 and 2025 are set forth as follows, facilitating investors’ comprehensive understanding of the Company’s operational and financial trends in terms of costs and expenses during the Reporting Period.

	For the Six Months Ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	Change (%)

	(RMB in thousands)
Wealth management	747,550	654,642	(12.4)%
Asset management	201,272	149,745	(25.6)%
Other businesses	61,066	92,674	51.8%

Total operating costs and expenses	1,009,888	897,061	(11.2)%

Wealth Management Business

For the wealth management business, our operating costs and expenses decreased by 12.4% from RMB747.6 million for the six months ended June 30, 2024 to RMB654.6 million for the six months ended June 30, 2025, primarily due to lower traveling expenses and our cost control strategy on employee compensation.

Asset Management Business

For the asset management business, our operating costs and expenses decreased by 25.6% from RMB201.3 million for the six months ended June 30, 2024 to RMB149.7 million for the six months ended June 30, 2025, primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Other Businesses

For other businesses, our operating costs and expenses for the six months ended June 30, 2025 were RMB92.7 million, representing a 51.8% increase from RMB61.1 million for the six months ended June 30, 2024, primarily due to an increase in provision for credit losses related to the suspended lending business.

In line with the presentation of revenues under the refined segmentation approach, our operating costs and expenses are also presented under this structure to offer a comprehensive view of the cost and expense profile of each business segment.

	For the Six Months Ended June 30,
	2024 (Unaudited)	2025 (Unaudited)	Change (%)

	(RMB in thousands)
Domestic public securities	95,028	56,399	(40.7)%
Domestic asset management	114,546	53,117	(53.6)%
Domestic insurance	82,413	36,936	(55.2)%
Overseas wealth management	287,249	205,562	(28.4)%
Overseas asset management	45,784	57,482	25.6%
Overseas insurance and comprehensive services	38,523	56,724	47.2%
Headquarters	346,345	430,841	24.4%

Total operating costs and expenses	1,009,888	897,061	(11.2)%

Domestic public securities

For the domestic public securities, our operating costs and expenses decreased by 40.7% from RMB95.0 million for the six months ended June 30, 2024 to RMB56.4 million for the six months ended June 30, 2025. The change was primarily due to a decrease in relationship manager compensation.

Domestic asset management

For the domestic asset management, our operating costs and expenses decreased by 53.6% from RMB114.5 million for the six months ended June 30, 2024 to RMB53.1 million for the six months ended June 30, 2025. The change was primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Domestic insurance

For the domestic insurance, our operating costs and expenses decreased by 55.2% from RMB82.4 million for the six months ended June 30, 2024 to RMB36.9 million for the six months ended June 30, 2025. The change was consistent with the decline in revenue from domestic insurance business.

Overseas wealth management

For the Overseas wealth management, our operating costs and expenses decreased by 28.4% from RMB287.2 million for the six months ended June 30, 2024 to RMB205.6 million for the six months ended June 30, 2025. The change was primarily due to a decrease in other compensation and a decrease in general marketing activities.

Overseas asset management

For the overseas asset management, our operating costs and expenses increased by 25.6% from RMB45.8 million for the six months ended June 30, 2024 to RMB57.5 million for the six months ended June 30, 2025. The change is consistent with the growth in revenues from overseas investment products managed by Olive Asset Management.

Overseas insurance and comprehensive services

For the overseas insurance and comprehensive services, our operating costs and expenses increased by 47.2% from RMB38.5 million for the six months ended June 30, 2024 to RMB56.7 million for the six months ended June 30, 2025. The change was primarily due to higher other operating expenses relating to overseas insurance business.

Headquarters

For the headquarters, our operating costs and expenses increased by 24.4% from RMB346.3 million for the six months ended June 30, 2024 to RMB430.8 million for the six months ended June 30, 2025. The change was primarily due to an increase in provision for credit losses related to the suspended lending business.

Compensation and Benefits

Compensation and benefits mainly include salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income. Our total compensation and benefits decreased by 12.0% from RMB685.8 million for the six months ended June 30, 2024 to RMB603.2 million for the six months ended June 30, 2025, primarily due to our cost control strategy on employee compensation.

For the wealth management business, our compensation and benefits decreased by 10.9% from RMB540.3 million for the six months ended June 30, 2024 to RMB481.7 million for the six months ended June 30, 2025. During the Reporting Period, our relationship manager compensation decreased by 6.9% compared to the same period in 2024, aligning with the decreases in one-time commissions. Our other compensation decreased by 14.6% compared to the six months ended June 30, 2024, primarily due to our cost control strategy on employee compensation.

For the asset management business, our compensation and benefits decreased by 13.9% from RMB124.1 million for the six months ended June 30, 2024 to RMB106.9 million for the six months ended June 30, 2025, primarily due to our cost control strategy on employee compensation.

Selling Expenses

Our selling expenses primarily include (i) expenses associated with the operations of service centers, such as rental expenses, and (ii) expenses for online and offline marketing activities. Our selling expenses decreased by 8.7% from RMB124.2 million for the six months ended June 30, 2024 to RMB113.4 million for the six months ended June 30, 2025, primarily due to lower traveling expenses incurred.

For the wealth management business, our selling expenses decreased by 14.0% from RMB90.9 million for the six months ended June 30, 2024 to RMB78.2 million for the six months ended June 30, 2025, primarily due to lower traveling expenses incurred.

For the asset management business, our selling expenses during the six months ended June 30, 2025 were RMB24.4 million, which was effectively flat as compared to RMB24.2 million for the six months ended June 30, 2024.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses of our leased office spaces and professional service fees. The main items include rental expenses for our Group and regional headquarters and offices, depreciation expenses, audit expenses and consulting expenses, among others. Our general and administrative expenses decreased by 10.2% from RMB151.0 million for the six months ended June 30, 2024 to RMB135.6 million for the six months ended June 30, 2025, primarily due to lower legal expenses incurred in the first half of 2025.

For the wealth management business, our general and administrative expenses decreased by 9.2% from RMB97.2 million for the six months ended June 30, 2024 to RMB88.3 million for the six months ended June 30, 2025, primarily due to lower legal expenses incurred in the first half of 2025.

For the asset management business, our general and administrative expenses decreased by 9.2% from RMB33.0 million for the six months ended June 30, 2024 to RMB29.9 million for the six months ended June 30, 2025.

Provision for or Reversal of Credit Losses

Provision for credit losses represents net changes of the allowance for loan losses as well as other financial assets. We recorded provision for credit losses amounting to RMB44.0 million during the Reporting Period, while recorded reversal credit losses of RMB0.4 million for the six months ended June 30, 2024, primarily due to an increase in provision for credit losses related to the suspended lending business.

For the wealth management business, our provision for credit losses for the six months ended June 30, 2025 was RMB6.3 million compared to the provision for credit losses of RMB4.7 million for the six months ended June 30, 2024, primarily due to an increase in the provision for losses related to accounts receivables.

For the asset management business, our reversal of credit losses for the six months ended June 30, 2025 was RMB0.1 million, while we recorded provision for credit losses of RMB0.9 million for the six months ended June 30, 2024. The change was primarily attributable to an increase in expected collection of our accounts receivables.

For other businesses, our provision for credit losses for the six months ended June 30, 2025 was RMB37.8 million, while reversal of credit losses was RMB6.0 million for the six months ended June 30, 2024. The change was mainly related to an increase in provision for credit losses related to the suspended lending business.

Other Operating Expenses

Our other operating expenses mainly include various expenses incurred directly in relation to our other service fees. Our other operating expenses decreased by 61.6% from RMB63.2 million for the six months ended June 30, 2024 to RMB24.3 million for the six months ended June 30, 2025, primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner in the first half of 2025.

For the wealth management business, our other operating expenses decreased by 24.7% from RMB23.8 million for the six months ended June 30, 2024 to RMB17.9 million for the six months ended June 30, 2025, primarily driven by lower other operating expenses relating to trust business.

For the asset management business, our reversal of other operating expenses for the six months ended June 30, 2025 was RMB5.7 million, while other operating expenses for the six months ended June 30, 2024 were RMB23.5 million. The change was primarily due to a decrease in one-off expenses Gopher paid to one of its funds as general partner in the first half of 2025.

For other businesses, our other operating expenses decreased by 24.2% from RMB15.9 million for the six months ended June 30, 2024 to RMB12.0 million for the six months ended June 30, 2025, primarily due to lower other operating expenses relating to suspended lending business.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are used by us for general corporate purposes and are reflected as an offset to our operating costs and expenses. Our government subsidies increased by 68.9% from RMB13.9 million for the six months ended June 30, 2024 to RMB23.4 million for the six months ended June 30, 2025, primarily due to an increase in government subsidies received from local governments.

For the wealth management business, our government subsidies increased by 90.2% from RMB9.3 million for the six months ended June 30, 2024 to RMB17.7 million for the six months ended June 30, 2025, primarily due to an increase in government subsidies received from local governments during the Reporting Period.

For the asset management business, our government subsidies increased by 27.6% from RMB4.4 million for the six months ended June 30, 2024 to RMB5.7 million for the six months ended June 30, 2025, primarily due to an increase in government subsidies received from local governments in the first half of 2025.

Income from Operations

As a result of the foregoing, our income from operations increased by 35.8% from RMB255.5 million for the six months ended June 30, 2024 to RMB347.0 million for the six months ended June 30, 2025. The increase in income from operations was primarily due to our cost control strategy on employee compensation which led to a 12.0% decrease in employee compensation as well as a decrease in one-off expenses Gopher paid to one of its funds as general partner.

Other Income

Our total other income decreased by 40.2% from RMB116.9 million for the six months ended June 30, 2024 to RMB69.9 million for the six months ended June 30, 2025. The decrease in other income was primarily attributable to unrealized loss from fair value changes on certain equity investments.

Income (Loss) from Equity in Affiliates

Our income from equity in affiliates was RMB35.7 million for the six months ended June 30, 2025, compared with loss from equity in affiliates of RMB53.9 million for the six months ended June 30, 2024. The increase in income from equity in affiliates was primarily due to an increase in fair value of the funds that Gopher managed and co-invested in.

Net Income

As a result of the foregoing, our net income increased by 39.4% from RMB235.6 million for the six months ended June 30, 2024 to RMB328.4 million for the six months ended June 30, 2025.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the Reporting Period was for operating, investing and financing activities. As of June 30, 2025, we had RMB3,821.8 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of June 30, 2025, our cash and cash equivalents of RMB8.6 million were held by the consolidated funds, which although not legally restricted, are not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to address unforeseen business conditions or other developments, including any potential investments or acquisitions we may pursue.

Significant Investments

The Company did not make or hold any significant investments during the six months ended June 30, 2025.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries and affiliated companies.

Pledge of Assets

As of June 30, 2025, we did not pledge any assets (as of December 31, 2024: nil).

Future Plans for Material Investments or Capital Assets

As of June 30, 2025, the Group did not have detailed future plans for material investments or capital assets.

Gearing Ratio

As of June 30, 2025, the Company’s gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 17.7% (as of December 31, 2024: 15.0)%.

Accounts Receivable

Accounts receivable represents amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of June 30, 2025, 89.6% of the balance of our accounts receivable was within one year (as of December 31, 2024: 89.9)%.

Accounts Payable

As of June 30, 2025, the Group had no trade payables (as of December 31, 2024: nil).

Foreign Exchange Exposure

We earn the majority of our revenues and incur the majority of our expenses in Renminbi, and the majority of our sales contracts are denominated in Renminbi and majority of our costs and expenses are denominated in Renminbi, while a portion of our financial assets are denominated in U.S. dollars. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations, and we have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, any significant revaluation of the Renminbi or the U.S. dollar may adversely affect our cash flows, earnings and financial position, and the value of, and any dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar would make any new RMB-denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into Renminbi for such purposes. An appreciation of the Renminbi against the U.S. dollar would also result in foreign currency translation losses for financial reporting purposes when we translate our U.S. dollar-denominated financial assets into Renminbi, our reporting currency. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our Shares or ADSs, for payment of interest expenses, for strategic acquisitions or investments, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on us.

Contingent Liabilities

As of June 30, 2025, we had contingent liabilities of RMB467.3 million in relation to the unsettled Camsing Incident (as of December 31, 2024: RMB476.1 million). For further details, please refer to Note 8 to the condensed consolidated financial statements in this announcement.

Save as disclosed above and in “Material Litigation” in the section headed “Other Information” in this announcement, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of June 30, 2025.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily consist of purchases of property and equipment, and renovation and upgrade of our newly purchased office premises. Our capital expenditures were RMB48.2 million for the six months ended June 30, 2025 (for the six months ended June 30, 2024: RMB34.7 million). Such an increase was primarily driven by our renovation and upgrade of our headquarters in Hong Kong. As of June 30, 2025, we did not have any commitment for capital expenditures or other cash requirements outside of our ordinary course of business (as of December 31, 2024: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of June 30, 2025 (as of December 31, 2024: nil).

Employees and Remuneration

As of June 30, 2025, the Company had a total of 1,908 employees. The following table sets out the breakdown of our full-time employees by function as of June 30, 2025:

Function	Number of Employees	% of Total
PRC
Domestic public securities	294	15.4
Domestic asset management	207	10.8
Domestic insurance	51	2.7

Overseas
Overseas wealth management	179	9.4
Overseas asset management	106	5.6
Overseas insurance and comprehensive services	115	6.0

Headquarters
Business development	537	28.1
Middle and back office support	419	22.0

Total	1,908	100.0

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company also has adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company’s circular dated November 14, 2022.

OTHER INFORMATION

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code. The Board will review the corporate governance structure and practices from time to time and shall make necessary arrangements when the Board considers appropriate.

Compliance with the Model Code for Securities Transactions by Directors

The Company had implemented the Management Control Measures on Material Non-Public Information and the Policy on Prohibition of Insider Dealing (the “Code”) and on August 22, 2024, further adopted the Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Statement”) as an amendment to the Code. The Statement, with terms no less exacting than the Model Code, serves as the Company’s own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Statement.

Specific enquiry has been made of all the Directors and the relevant employees, and they have confirmed that they have complied with the Model Code and the Statement during the Reporting Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

On August 29, 2024, the Board authorized a share repurchase program (the “Share Repurchase Program”), under which the Company may repurchase up to US$50 million of its ADSs or Shares, effective on the same date. The authorized term for carrying out the Share Repurchase Program is two years. For further details of the Share Repurchase Program, please refer to the Company’s announcement dated August 29, 2024.

During the Reporting Period, the Company repurchased a total of 739,834 ADSs on the NYSE (representing 3,699,170 Shares) for an aggregate consideration of US$6,639,063.37 (before expense). As of June 30, 2025, 1,352,536 ADSs (representing 6,762,680 Shares) repurchased by the Company were held in treasury and nil was cancelled. Particulars of the repurchases made by the Company during the Reporting Period are as follows:

NYSE

Month in 2025 (U.S. Eastern Time)	No. of ADS repurchased	No. of Shares equivalent to the ADS	Highest price paid (per ADS)	Lowest price paid (per ADS)	Aggregate consideration paid (before expense)
			(US$)	(US$)	(US$)
March 2025	7,122	35,610	9.50	9.47	67,644.04
April 2025	620,407	3,102,035	9.49	7.80	5,509,111.04
May 2025	112,305	561,525	9.49	9.31	1,062,308.29

Total	739,834	3,699,170			6,639,063.37

The Company intends to use treasury shares for the purposes in compliance with the Hong Kong Listing Rules.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or any other stock exchanges (including sale of treasury shares (as defined in the Hong Kong Listing Rules)) during the Reporting Period.

Use of Proceeds from the Global Offering

The net proceeds received by the Company from the Global Offering (as defined in the Prospectus) were approximately HK$315.6 million. Save for disclosed herein, there has been no change in the intended use of net proceeds as previously disclosed in the Prospectus, and the Company has utilized certain net proceeds and expects to fully utilize the residual amount of the net proceeds in accordance with such intended purposes as disclosed in the Prospectus.

As of June 30, 2025, the Group had utilized the net proceeds as set out in the table below:

				Utilized
				amount			Expected
			Utilized	for the six	Utilized	Unutilized	time frame
	% of use		amount as of	months ended	amount as of	amount as of	for unutilized
Purpose	of proceeds	Net proceeds	January 1, 2025	June 30, 2024	June 30, 2024	June 30, 2024	amount
		(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)	(HK$ million)
Fund the further development of our wealth management business	35%	110.5	110.5	–	110.5	–	–
Fund the further development our asset management business	15%	47.3	47.3	–	47.3	–	–
Fund the selective pursuit of potential investments	20%	63.1	10.4	–	10.4	52.7	by the end of 2026(1)
Fund the investment in our in-house technology across all business lines	10%	31.6	31.6	–	31.6	–	–
Fund our overseas expansion	10%	31.6	31.6	–	31.6	–	–
General corporate purposes (including but not limited to working capital and operating expenses)	10%	31.6	31.6	–	31.6	–	–
Total	100%	315.6	263.0	–	263.0	52.7	by the end of 2026(1)

Notes:

(1)	As of the date of this announcement, there has been a delay in the expected timeline for certain uses of proceeds compared to the implementation plan as disclosed in our annual report for the year ended December 31, 2024. Such delay in use of proceeds is not material and mainly shown above as the delay in the expected time frame to fully use the portion of the net proceeds to fund the selective pursuit of potential investments as the Company considered it took longer time than expected to identify suitable investment targets.

(2)	The sum of the data may not add up to the total due to rounding.

As of June 30, 2025, all the unutilized net proceeds are held by the Company in short-term deposits with licensed banks or authorized financial institutions.

Material Litigation

As of June 30, 2025, 109 investors’ legal proceedings against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident with an aggregate claimed investment amount over RMB358.5 million were still pending. As of the date of this announcement, the management of the Group has assessed, based on the Group’s PRC legal adviser’s advice, the Group was unable to reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

In December 2022, the Group received a civil judgment from the Bozhou Intermediate People’s Court of Anhui Province (the “First Instance Court”). The judgment was related to a civil lawsuit brought by an external institution (the “Plaintiff”) against Noah (Shanghai) Financial Leasing Co., Ltd. (currently known as Shanghai Ziyan Car Leasing Service Co., Ltd.) (the “Defendant”), a subsidiary of the Company. The First Instance Court issued the judgment awarding the Plaintiff monetary damages of RMB99.0 million and corresponding interests (the “First-instance Judgment”). For further details, please refer to the Company’s announcement dated December 12, 2022.

In late March 2024, the Group received the civil judgment on appeal (the “Appellate Judgment”) from the High People’s Court of Anhui Province, affirming the First-instance Judgment. The Appellate Judgment took immediate effect, pursuant to which the Defendant shall make a payment to the Plaintiff within ten days from the date the Appellate Judgment became effective. Based on advice from the Company’s PRC counsel to this civil lawsuit, the Company believed that the claim of the Plaintiff is without merit and is unfounded, and therefore subsequently applied for a retrial (the “Retrial Petition”) to the Supreme People’s Court of the PRC (the “PRC Supreme Court”) with respect to the ruling in the Appellate Judgment.

In early January 2025, the Company received the civil judgment on the retrial (the “Retrial Judgement”) from the PRC Supreme Court, which partially upheld the Company’s Retrial Petition finding errors in the application of law in the original judgments, and accordingly revoked the First-instance Judgment and Appellate Judgment. Pursuant to the Retrial Judgement, the Company shall be held liable for 70% of the compensation of RMB99.0 million along with the corresponding interest losses. As the Group had previously reserved a contingent liability of RMB99.0 million in accordance with the First-instance Judgment prior to the issuance of the Appellate Judgment and the Retrial Judgement, the ruling in the Retrial Judgement is not expected to materially affect the Group’s overall financial position in comparison to its financial position prior to the issuance of the Retrial Judgement.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the six months ended June 30, 2025, that, in the opinion of our Directors, were likely to have a material and adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Settlement under the Settlement Plans

Reference is made to the 2024 annual report of the Company in relation to the settlement plans (the “Settlement Plans”) regarding the Camsing Incident (as defined therein). The Settlement Plans include: (i) two RSU vesting plans (Plan A and Plan B) for the affected clients to choose from offered by the Company prior to the Listing Date (collectively, the “Previous Settlement Plan”), the offers under which was accepted by 595 out of 818 affected clients as of the Listing Date; and (ii) new settlement plan (the “New Settlement Plan”) offered by the Company in 2024 so as to continue settling with the remaining 223 out of 818 affected clients (the “Remaining Affected Clients”), the offer under which was accepted by seven out of the Remaining Affected Clients as of June 30, 2025. The Company shall issue relevant Shares upon vesting of RSUs to the affected clients subject to the settlement pursuant to the issuance mandate granted, renewed or refreshed by the Shareholders at the annual general meeting(s) from time to time. During the Reporting Period, nil out of the Remaining Affected Clients had accepted the offer pursuant to the New Settlement Plan.

During the Reporting Period1, (i) 17,833 RSUs involving 178,332 Shares (represented by 35,666 ADSs) have vested under the Previous Settlement Plan, and (ii) nil RSUs involving nil Shares (represented by nil ADSs) have vested under the New Settlement Plan.

As of June 30, 2025, 3,764,605 RSUs involving 37,646,050 Shares (represented by 7,529,210 ADSs) have been granted by the affected clients who accepted the offers under the Settlement Plans, among which 1,871,482 RSUs involving 18,714,816 Shares (represented by 3,742,963 ADSs) have vested and 1,893,123 RSUs involving 18,931,234 Shares (represented by 3,786,247 ADSs) were outstanding and yet to vest.

Since June 30, 2025 and as of the date of this announcement, (i) 3,997 RSUs involving 39,970 Shares (represented by 7,994 ADSs) have vested under the Previous Settlement Plan; (ii) 4,516 RSUs involving 45,162 Shares (represented by 9,032 ADSs) have vested under the New Settlement Plan; and (iii) one affected client accepted the offer under the New Settlement Plan with 5,772 RSUs involving 57,720 Shares (represented by 11,544 ADSs) granted to such client, among which, nil RSUs have vested.

Events after the Reporting Period

There were no significant events that might adversely affect the Group after June 30, 2025 and immediately before the date of this announcement.

1	The calculation of the number of vested RSUs under each of the Settlement Plans is based on the U.S. Eastern Time.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2025.

Review of the Interim Results

The Audit Committee has reviewed the unaudited interim results of the Group for the six months ended June 30, 2025. In addition, the independent auditor of the Company, Deloitte Touche Tohmatsu, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2025 in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.noahgroup.com). The interim report for the six months ended June 30, 2025 containing all the information required by Appendix D2 of the Hong Kong Listing Rules will be dispatched to the Shareholders as per the Company’s corporate communications arrangement and made available for review on the same websites in due course.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in Thousands, Except Share and Per Share Data)

		Six Months Ended June 30,
	Notes	2024 RMB	2025 RMB	2025 US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Revenues from others
One-time commissions		313,149	309,458	43,199
Recurring service fees		306,634	313,643	43,783
Performance-based income		10,043	27,878	3,892
Other service fees		84,910	85,599	11,949

Total revenues from others		714,736	736,578	102,823

Revenues from funds Gopher/Olive[1] manages
One-time commissions		10,956	5,181	723
Recurring service fees		516,894	489,133	68,280
Performance-based income		32,257	23,830	3,327

Total revenues from funds Gopher/Olive[1] manages		560,107	518,144	72,330

Total revenues	3	1,274,843	1,254,722	175,153
Less: VAT related surcharges and other taxes		(9,454)	(10,627)	(1,483)

Net revenues		1,265,389	1,244,095	173,670

Operating cost and expenses:
Compensation and benefits
Relationship manager compensation		(275,800)	(246,284)	(34,380)
Other compensations		(409,995)	(356,878)	(49,818)

Total compensation and benefits		(685,795)	(603,162)	(84,198)
Selling expenses		(124,222)	(113,383)	(15,828)
General and administrative expenses		(151,018)	(135,637)	(18,934)
(Reversal of) provision for credit losses		428	(44,038)	(6,147)
Other operating expenses, net		(63,153)	(24,275)	(3,389)
Government subsidies		13,872	23,434	3,271

Total operating cost and expenses		(1,009,888)	(897,061)	(125,225)

Income from operations		255,501	347,034	48,445

		Six Months Ended June 30,
	Notes	2024 RMB	2025 RMB	2025 US$
		(Unaudited)	(Unaudited)	(Unaudited)
Other income:
Interest income		88,772	66,306	9,256
Investment income (loss)		15,585	(7,668)	(1,070)
Other income		1,107	11,310	1,579
Reversal of settlement expense	7	11,476	–	–

Total other income		116,940	69,948	9,765

Income before taxes and income from equity in affiliates		372,441	416,982	58,210
Income tax expense	4	(82,943)	(124,295)	(17,351)
(Loss) income from equity in affiliates		(53,942)	35,669	4,979

Net income		235,556	328,356	45,838
Less: net income attributable to non-controlling interests		4,278	816	114

Net income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		231,278	327,540	45,724

Net income per share:	5
Basic		0.66	0.94	0.13
Diluted		0.66	0.93	0.13
Weighted average number of shares used in computation:
Basic		350,183,620	349,281,037	349,281,037
Diluted		350,816,527	351,937,458	351,937,458

Note 1:	Gopher/Olive refers to the Group’s subsidiaries and consolidated variable interest entities (“VIEs”) under the brands Gopher Asset Management and Olive Asset Management, through which the Group manages investments with underlying assets to better meet the diversified asset allocation and alternative investment demands of high net worth individuals and/or corporate entities.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in Thousands)

	Six Months Ended June 30,
	2024 RMB	2025 RMB	2025 US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	235,556	328,356	45,838
Other comprehensive income, net of tax
Foreign currency translation adjustments	82,683	(87,598)	(12,228)
Fair value fluctuation of available for sale Investment	–	469	65

Total other comprehensive income (loss), net of tax	82,683	(87,129)	(12,163)

Comprehensive income	318,239	241,227	33,675
Less: comprehensive income attributable to non-controlling interests	3,018	509	71

Comprehensive income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders	315,221	240,718	33,604

The accompanying note is an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in Thousands, Except Share and Per Share Data)

		As of
	Notes	December 31, 2024 RMB	June 30, 2025 RMB	June 30, 2025 US$
		(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents		3,822,339	3,821,846	533,509
Restricted cash		8,696	10,617	1,482
Short-term investments		1,274,609	1,602,362	223,681
Accounts receivable, net	6	473,490	403,226	56,288
Amounts due from related parties, net		499,524	591,977	82,637
Loans receivable, net		169,108	122,658	17,122
Other current assets		226,965	223,676	31,222

Total current assets		6,474,731	6,776,362	945,941

Long-term investments		971,099	712,155	99,413
Investment in affiliates		1,373,156	1,363,061	190,276
Property and equipment, net		2,382,247	2,346,487	327,557
Operating lease right-of-use assets, net		121,115	109,688	15,312
Deferred tax assets		319,206	317,124	44,269
Other non-current assets		137,291	120,005	16,752

Total Assets		11,778,845	11,744,882	1,639,520

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses		412,730	324,621	45,315
Income tax payable		63,892	55,491	7,746
Deferred revenues		72,259	62,097	8,668
Dividend payable	10	–	550,000	76,777
Contingent liabilities	8	476,107	467,255	65,226
Other current liabilities		404,288	302,049	42,164

Total current liabilities		1,429,276	1,761,513	245,896

Deferred tax liabilities		246,093	242,254	33,817
Operating lease liabilities, non-current		75,725	69,597	9,715
Other non-current liabilities		15,011	9,755	1,362

Total Liabilities		1,766,105	2,083,119	290,790

		As of
		December 31,	June 30,	June 30,
		2024	2025	2025
	Notes	RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Contingencies	8

Shareholders’ equity:
Ordinary shares (US$0.00005 par value): 1,000,000,000 shares authorized, 335,153,359 shares issued and 330,393,534 shares outstanding as of December 31, 2024 and 1,000,000,000 shares authorized, 337,540,826 shares issued and 329,154,476 shares outstanding as of June 30, 2025		113	114	16
Treasury stock		(53,345)	(101,539)	(14,174)
Additional paid-in capital		3,907,992	3,944,220	550,592
Retained earnings		5,904,540	5,682,080	793,188
Accumulated other comprehensive income		186,548	99,726	13,921

Total Noah Holdings Private Wealth And Asset Management Limited shareholders’ equity		9,945,848	9,624,601	1,343,543
Non-controlling interests		66,892	37,162	5,187

Total Shareholders’ Equity		10,012,740	9,661,763	1,348,730

Total Liabilities and Equity		11,778,845	11,744,882	1,639,520

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the “Company”), its subsidiaries and consolidated variable interest entities (“VIEs”) (together, the “Group”), is a leading and pioneer wealth management service provider in the People’s Republic of China (“PRC”) offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth (“HNW”) investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated VIE, founded in the PRC in August 2005.

2.	Summary of Principal Accounting Policies

(a)        Basis of Preparation

The accompanying condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In addition, these condensed consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and by the Hong Kong Companies Ordinance.

(b)        Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of financial instruments, assumptions related to the consolidation of entities in which the Group holds variable interests, assumptions related to the valuation of share-based compensation, variable consideration for revenue recognition, impairment of long-term investments, impairment of long-lived assets and loss contingencies.

(c)        Foreign Currency Translation

The Company’s reporting currency is Renminbi (“RMB”). The Company’s functional currency is the United States dollar (“U.S. dollar or US$”). The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the condensed consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB7.1636 on June 30, 2025, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

3.	Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The disaggregation of revenues by service lines have been presented in the condensed consolidated statements of operations.

Revenues by timing of recognition is analyzed as follows:

	Six Months Ended June 30,
	(Amount in Thousands)
	2024	2025
	RMB	RMB
	(Unaudited)	(Unaudited)
Revenue recognized at a point in time	435,683	424,512
Revenue recognized over time	839,160	830,210

Total revenues	1,274,843	1,254,722

For the Group’s revenues generated from different geographic locations, please see Note 9 segment information.

4.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Zigong Noah Financial Service Co., Ltd. falls within the encouraged industries catalogue in Western China, which is eligible for preferential income tax rate of 15%. Shanghai Nuorong Information Technology Co., Ltd. obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in November 2022 and such preferential income tax rate will expire in November 2025.

4.	Income Taxes (continued)

The tax expense comprises:

	Six Months Ended June 30,
	2024	2025
	RMB	RMB
	(Unaudited)	(Unaudited)
Current Tax	69,177	125,857
Deferred Tax	13,766	(1,562)

Total	82,943	124,295

Effective income tax rate	22.27%	29.81%

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income.

5.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Net income attributable to ordinary shareholders – basic and diluted	231,278	327,540

Weighted average number of ordinary shares outstanding – basic	350,183,620	349,281,037
Plus: effect of dilutive non-vested restricted shares awards	632,907	2,656,421

Weighted average number of ordinary shares outstanding – diluted	350,816,527	351,937,458

Basic net income per share	0.66	0.94
Diluted net income per share	0.66	0.93

Shares issuable to the investors of Camsing Incident (as defined in Note 7) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Six Months Ended June 30,
	2024	2025
	(Unaudited)	(Unaudited)
Share options	168,577	–
Non-vested restricted shares awards under share incentive plan	285,299	339,609

Total	453,876	339,609

6.	Accounts Receivable, net

Accounts receivable consisted of the following:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
	(Audited)	(Unaudited)
Accounts receivable, gross	490,689	421,091
Allowance for credit losses	(17,199)	(17,865)

Accounts receivable, net	473,490	403,226

An aging analysis of accounts receivable, based on invoice date, is as follows:

	As of
	December 31,	June 30,
	2024	2025
	RMB	RMB
	(Audited)	(Unaudited)
Within 1 year	441,070	377,077
1-2 years	23,166	14,513
2-3 years	6,412	7,510
3-4 years	5,774	6,259
Over 4 years	14,267	15,732

Accounts receivable, gross	490,689	421,091

7.	Settlement for Camsing Incident

In July 2019, in connection with certain funds managed (“Camsing Credit Funds” or “Camsing Products”) by Shanghai Gopher Asset Management Co., Ltd. (“Shanghai Gopher”), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the “Camsing Incident”). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

Settlement Plan

To preserve the Group’s goodwill with affected investors, it voluntarily made an exgratia settlement offer (the “Settlement Plan”) to affected investors. An affected client accepting the offer shall receive RSUs, which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

On August 24, 2020, the Settlement Plan was approved by the Board of Directors of the Company that a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the Settlement Plan.

The Group evaluated and concluded the financial instruments to be issued under the Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

7.	Settlement for Camsing Incident (Continued)

Settlement Plan (Continued)

As of December 31, 2020, the Group had no new settlement plan for the remaining unsettled investors, but would not preclude to reaching settlements in the future with similar terms and therefore estimated the probable amount of future settlement taking into consideration of possible forms of settlement and estimated acceptable level, and had recorded it as a contingent liability of US$81.3 million (RMB530.4 million).

During the year ended December 31, 2024, the Group remained open to settling with the affected clients, and voluntarily reoffered the Settlement Plan to the remaining unsettled investors with terms substantially unchanged. In 2024, additional 7 investors accepted the Settlement Plan, and the Company recorded reversal of settlement expenses in the amount of RMB12,454 (US$1,706) based on the difference between the fair value of the RSUs to be issued at each settlement date and the corresponding contingent liability accrued for these investors. For the six months ended June 30, 2025, no additional investors accepted the Settlement Plan.

As of June 30, 2025, 602 out of the total 818 investors (approximately 73.6%) had accepted settlements under the plan, representing RMB2.6 billion (approximately 76.4%) out of the total outstanding investments of RMB3.4 billion under the Camsing Products.

As of June 30, 2025, there were 109 investors whose legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claimed investment amount over RMB358.5 million were still outstanding. As the date of this announcement, the management has assessed, based on its PRC legal counsels’ advices, the Group cannot reasonably predict the timing or outcomes of, or estimate the amount of loss, or range of loss, if any, related to the pending legal proceedings.

8.	Contingencies

Camsing Incident

See Note 7 for details of contingencies for Camsing Incident.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

9.	Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The Group operates in a set of segmentation, including six reportable segments and headquarters. The Group’s CODM has been identified as the chief executive officer, who reviews income (loss) from operations as segment profit/loss measurement to make decisions about allocating resources and assessing performance of the Group. Further, the Group’s CODM reviews and utilizes functional expenses or income, including compensation and benefits, selling expenses, general and administrative expenses, other operating expenses, provision for credit losses and government subsidies to manage the segments’ operations. The Group’s CODM does not review balance sheet information of the segments.

9.	Segment Information (Continued)

Segment information of the Group’s business is as follow:

	Six Months Ended June 30, 2025
						Overseas
	Domestic	Domestic		Overseas	Overseas	insurance and
	public	asset	Domestic	wealth	asset	comprehensive
	securities	management	insurance	management	management	services	Headquarter[1]	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	30,918	193	13,673	176,404	14,194	74,076	–	309,458
Recurring service fees	171,246	78,819	–	19,074	44,504	–	–	313,643
Performance-based income	27,689	45	–	–	144	–	–	27,878
Other service fees	–	–	–	35,403	–	15,172	35,024	85,599
Total revenues from others	229,853	79,057	13,673	230,881	58,842	89,248	35,024	736,578
Revenues from funds Gopher/Olive manages
One-time commissions	4,579	188	–	290	124	–	–	5,181
Recurring service fees	24,555	263,812	–	60,229	140,537	–	–	489,133
Performance-based income	1,798	1,308	–	–	20,724	–	–	23,830
Total revenues from funds Gopher/Olive manages	30,932	265,308	–	60,519	161,385	–	–	518,144
Total revenues	260,785	344,365	13,673	291,400	220,227	89,248	35,024	1,254,722
Less: VAT related surcharges	(1,533)	(216)	(72)	–	–	–	(8,806)	(10,627)
Net revenues	259,252	344,149	13,601	291,400	220,227	89,248	26,218	1,244,095
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(48,215)	(25,712)	(12,606)	(133,090)	(15,066)	(11,595)	–	(246,284)
Other compensations	(13,721)	(32,127)	(15,320)	(40,670)	(27,432)	(24,094)	(203,514)	(356,878)
Total compensation and benefits	(61,936)	(57,839)	(27,926)	(173,760)	(42,498)	(35,689)	(203,514)	(603,162)
Selling expenses	(5,340)	(3,851)	(4,451)	(28,745)	(14,059)	(5,319)	(51,618)	(113,383)
General and administrative expenses	(171)	(2,827)	(4,571)	(3,057)	(936)	(2,151)	(121,924)	(135,637)
Reversal of (provision for) credit losses	119	77	–	–	–	110	(44,344)	(44,038)
Other operating (expenses) income, net	(1,042)	5,687	–	–	–	(13,697)	(15,223)	(24,275)
Government subsidies	11,971	5,636	12	–	11	22	5,782	23,434
Total operating costs and expenses	(56,399)	(53,117)	(36,936)	(205,562)	(57,482)	(56,724)	(430,841)	(897,061)
Income (loss) from operations	202,853	291,032	(23,335)	85,838	162,745	32,524	(404,623)	347,034

9.	Segment Information (Continued)

Segment information of the Group’s business is as follow: (Continued)

	Six Months Ended June 30, 2025
							Overseas
	Domestic	Domestic			Overseas	Overseas	insurance and
	public	asset		Domestic	wealth	asset	comprehensive
	securities	management		insurance	management	management	services	Headquarter[1]	Total
	RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	6,375	1,220		30,616	217,537	7,242	50,159	–	313,149
Recurring service fees	186,379	90,075		–	8,833	20,610	–	737	306,634
Performance-based income	5,346	–		–	–	4,697	–	–	10,043
Other service fees	–	–		–	40,806	–	17,490	26,614	84,910
Total revenues from others	198,100	91,295		30,616	267,176	32,549	67,649	27,351	714,736
Revenues from funds Gopher/Olive manages
One-time commissions	6,798	–		–	2,911	1,247	–	–	10,956
Recurring service fees	31,792	288,479		–	58,980	137,643	–	–	516,894
Performance-based income	1,201	13,822		–	–	17,234	–	–	32,257
Total revenues from funds Gopher/Olive manages	39,791	302,301		–	61,891	156,124	–	–	560,107
Total revenues	237,891	393,596		30,616	329,067	188,673	67,649	27,351	1,274,843
Less: VAT related surcharges	(1,954)	(622)		(226)	–	–	–	(6,652)	(9,454)
Net revenues	235,937	392,974		30,390	329,067	188,673	67,649	20,699	1,265,389
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(70,007)	(31,302)		(38,964)	(130,233)	(2,681)	(2,613)	–	(275,800)
Other compensations	(22,884)	(46,682)		(24,092)	(93,694)	(28,068)	(22,934)	(171,641)	(409,995)
Total compensation and benefits	(92,891)	(77,984)		(63,056)	(223,927)	(30,749)	(25,547)	(171,641)	(685,795)
Selling expenses	(5,471)	(4,274)		(2,487)	(53,335)	(13,037)	(3,010)	(42,608)	(124,222)
General and administrative expenses	(658)	(4,065)		(16,862)	(9,987)	(1,998)	(2,150)	(115,298)	(151,018)
(Provision for) reversal of credit losses	(88)	(9,359)		–	–	–	(3,352)	13,227	428
Other operating expenses, net	(679)	(23,299	)(17)	–	–	(4,464)	(34,694)	(63,153)
Government subsidies	4,759	4,435		9	–	–	–	4,669	13,872
Total operating costs and expenses	(95,028)	(114,546)		(82,413)	(287,249)	(45,784)	(38,523)	(346,345)	(1,009,888)
Income (loss) from operations	140,909	278,428		(52,023)	41,818	142,889	29,126	(325,646)	255,501

1.	The financial information shown under “Headquarters” represents the revenues and operating cost and expenses generated by the Group’s headquarters which cannot be allocated to the six business segments.

9.	Segment Information (Continued)

The following table summarizes the Group’s revenues generated by the different geographic location.

	Six Months Ended June 30,
	2024	2025
	RMB	RMB
	(Unaudited)	(Unaudited)
Mainland China	689,454	653,848
Hong Kong	443,110	458,756
Overseas	142,279	142,118

Total revenues	1,274,843	1,254,722

10.	Dividends

The aggregate amount of the 2024 final dividend and non-recurring special dividend declared in the interim period amounted to approximately RMB550 million which were not paid as of June 30, 2025. By August 28, 2025, all the dividends have been paid. The Company did not make any interim dividend recommendation for the six months ended June 30, 2025.

DEFINITION AND ACRONYM

In this announcement, unless the context otherwise requires, the following expressions should have the following meanings:

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted at the annual general meeting held on December 16, 2022 with effect from December 23, 2022 and filed with the SEC on December 23, 2022

“ADS(s)”	American Depositary Shares (one ADS representing five Shares)

“Articles” or “Articles of Association”	the memorandum of association and articles of association of the Company, as amended or supplemented from time to time

“AUA”	assets under administration

“Audit Committee”	the audit committee of the Company

“AUM”	the amount of capital commitments made by investors to the funds we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance- based income, except for public securities investments. For public securities investments, “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income

“Board”	the board of Directors

“China” or “PRC”	the People’s Republic of China, excluding, for the purposes of this document only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產 管理有限公司)”

“Consolidated Affiliated Entities” or “VIE(s)”	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投 資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and its subsidiaries, all of which are controlled by the Company through contractual arrangements via agreements underlying the variable interest entity structure

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules

“Director(s)”	the director(s) of our Company

“GAAP”	generally accepted accounting principles

“Gopher” or “Gopher Asset Management”	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company’s Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively

“Group”, “our Group”, “the Group”, “Noah”, “our”, “us” or “we”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HNW”	high net worth

“HNW clients”, “HNW investors”	clients/investors with investable financial assets of no less than RMB6 million

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards, as issued by the International Accounting Standards Board

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules

“NYSE”	New York Stock Exchange

“Prospectus”	the Company’s prospectus published on June 30, 2022 in connection with its secondary listing on the Hong Kong Stock Exchange

“Reporting Period”	the six months ended June 30, 2025

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“RSU(s)”	restricted stock unit(s)

“SEC”	the United States Securities and Exchange Commission

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shanghai Gopher”	Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管 理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities and significant subsidiaries

“Share(s)”	ordinary share(s) in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share(s) in the capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“subsidiary” or “subsidiaries”	has the meaning ascribed thereto in section 15 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

“transaction value”	the aggregate value of the investment products we distribute during a given period

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“U.S. dollars” or “US$”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	accounting principles generally accepted in the United States

“%”	per cent

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited
Jingbo Wang
Chairwoman of the Board

Hong Kong, August 28, 2025

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman, and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.